Bison Instruments Inc.

7725 Vasserman Trail
Chanhassen, MN 55317

androcan@androcan.ca

November 28, 2011

Tia L. Jenkins, Senior Assistant Chief Accountant
Division of Corporation Finance
Office of Beverages, Apparel, and Mining
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Attention: Tia L. Jenkins

Re:	Bison Instruments Inc. Form 8-K, filed on November 17, 2011, amended on November 25, 2011. File No.: 000-27297

In connection to our response to your comments in your letter dated November 22, 2011, the company acknowledges that:

-    The company is responsible for the adequacy and accuracy of the disclosure in filing;

-    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing ; and

-    The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,
Bison Instruments Inc.

/s/ Barrie D. Rose
Title:    Chief Executive Officer,
             And Director